Exhibit 7.07

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of August 28, 2013

among

SIMCERE HOLDING LIMITED

SIMCERE ACQUISITION LIMITED

and

SIMCERE PHARMACEUTICAL GROUP

i

		Page

Section 9.11	Interpretation	54

Section 9.12	Definitions	54

v

Glossary of Defined Terms

Defined Terms	Defined on Page
Acceptable Confidentiality Agreement	Section 9.12(a)
Acquisition Proposal	Section 9.12(b)
ADSs	Section 2.1(b)
Affiliate	Section 9.12(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.4(c)
Alternative Financing	Section 6.14(a)
Alternative Financing Agreements	Section 6.14(a)
Anti-Corruption Law	Section 9.12(d)
Applicable Date	Section 3.4(a)
Available Company Cash	Section 9.12(e)
Available Company Cash Financing	Section 6.14(d)
Backup Financing	Section 6.14(d)
Backup Financing Documents	Section 6.14(d)
Bankruptcy and Equity Exception	Section 3.3(a)
beneficial ownership	Section 9.12(f)
beneficially own	Section 9.12(f)
Business Day	Section 9.12(g)
Cancelled Shares	Section 2.1(c)
Cayman Companies Law	Recitals
Certificates	Section 2.3(a)
Change of Recommendation	Section 6.4(c)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 9.12(h)
Company	Preamble
Company Benefit Plans	Section 3.13(a)
Company Board	Recitals
Company Board Recommendation	Section 6.2(c)
Company Disclosure Schedule	Article III
Company Material Adverse Effect	Section 9.12(i)
Company Option	Section 2.1(f)(i)
Company Permits	Section 3.12(a)
Company Related Party	Section 9.12(j)
Company SEC Reports	Section 3.4(a)
Company Share Incentive Plans	Section 2.1(f)(i)
Company Shareholders Meeting	Section 6.2(a)

Company Termination Fee	Section 8.5(b)
Confidential Information	Section 9.12(k)
Contract	Section 3.8(b)
Contribution Agreement	Recitals
Debt Commitment Letter	Section 4.5(a)
Debt Financing	Section 4.5(a)
Debt Financing Agreement	Section 4.5(a)
Deposit Agreement	Section 9.12(m)
Depositary	Section 9.12(l)
Dispute	Section 9.4(b)
Dissenter Rights	Section 2.1(e)
Dissenting Shares	Section 2.1(e)
Effective Time	Section 1.3
Employees	Section 9.12(n)
Environmental Laws	Section 3.15
Environmental Permits	Section 3.15
Exchange Act	Section 3.4(a)
Exchange Fund	Section 2.2(b)
Excluded Shares	Section 2.1(b)
Expenses	Section 9.12(o)
Financing	Section 4.5(a)
Financing Documents	Section 4.5(a)
GAAP	Section 3.4(b)
Governmental Entity	Section 9.12(p)
Guarantors	Recitals
Hazardous Material	Section 9.12(q)
HKIAC	Section 9.4(b)
HKIAC Rules	Section 9.4(b)
Indemnified Parties	Section 6.7(a)
Insolvent	Section 9.12(r)
Intellectual Property	Section 9.12(s)
Intervening Event	Section 9.12(t)
IRS	Section 9.12(u)
knows	Section 9.12(v)
knowledge	Section 9.12(v)
Law	Section 9.12(w)
Leased Real Property	Section 3.9(b)
Lender	Section 4.5(a)
Lien	Section 9.12(x)
Limited Guaranty	Recitals
Material Contract	Section 3.17(a)

Memorandum and Articles	Section 3.1(b)
Merger	Recitals
Merger Sub	Preamble
Negotiation Period	Section 6.4(d)
Notice of Superior Proposal	Section 6.4(d)
NYSE	Section 3.5(a)
Operating Subsidiary	Section 3.17(a)(ix)
Order	Section 9.12(y)
Owned Real Property	Section 3.9(a)
Parent	Preamble
Parent Board	Recitals
Parent Disclosure Schedule	Article IV
Parent Material Adverse Effect	Section 9.12(z)
Parent Related Party	Section 9.12(aa)
Parent Termination Fee	Section 8.5(c)
Paying Agent	Section 2.2(a)
Per ADS Merger Consideration	Section 2.1(b)
Per Share Merger Consideration	Section 2.1(b)
Permitted Liens	Section 9.12(bb)
Person	Section 9.12(cc)
Plan of Merger	Section 1.3
PRC	Section 9.12(dd)
Proceeding	Section 3.11(a)
Proxy Statement	Section 3.4(c)
Real Property Leases	Section 3.9(b)
Record Date	Section 6.2(b)
Release	Section 9.12(ee)
Remedial Action	Section 9.12(ff)
Representatives	Section 9.12(gg)
Required Available Cash Amount	Section 9.12(hh)
Restraint	Section 7.1(b)
Restricted Shares	Section 2.1(f)(ii)
Rollover Holders	Recitals
Rollover Shares	Recitals
SC Financial Advisor	Section 3.3(c)
Schedule 13E-3	Section 3.4(c)
SEC	Section 3.4(a)
Securities Act	Section 3.4(a)
Shares	Recitals
Shareholder Approval	Section 3.3(b)
Special Committee	Recitals

Subsidiary	Section 9.12(ii)
Superior Proposal	Section 9.12(jj)
Surviving Company	Section 1.1
Takeover Statute	Section 3.23
Tax	Section 9.12(ll)
Taxes	Section 9.12(ll)
Tax Returns	Section 9.12(kk)
Termination Date	Section 8.2(a)
Uncertificated Shares	Section 2.3(a)
Wholly Owned Subsidiaries	Section 2.1(c)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 28, 2013, is by and among Simcere Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Simcere Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Simcere Pharmaceutical Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, the parties intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law (2012 Revision) of the Cayman Islands, as amended (the “Cayman Companies Law”), that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a direct wholly-owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board comprising two members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the Company’s management (the “Special Committee”), has unanimously (a) determined that the Merger is in the best interests of the Company and its shareholders and declared it advisable to enter into this Agreement, (b) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby, including the Merger and (c) resolved to recommend the approval of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby by the shareholders of the Company at the Company Shareholders Meeting;

WHEREAS, each of the board of directors of Parent (“Parent Board”), the board of directors of Merger Sub and Parent, in its capacity as sole shareholder of Merger Sub, has (a) approved the execution, delivery and performance by Parent and Merger Sub (as the case may be) of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby, including the Merger and (b) declared it advisable for Parent and Merger Sub (as the case may be) to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, certain holders (the “Rollover Holders”) of ordinary shares, par value US$0.01 per share, of the Company (collectively, the “Shares”) are entering into a contribution agreement (the “Contribution Agreement”), pursuant to which and subject to the terms and conditions set forth therein, each Rollover Holder agrees to (a) the cancellation of Shares beneficially owned by such Rollover Holder, including certain Restricted Shares (such Shares and Restricted Shares, collectively, the “Rollover Shares”), as set forth on Appendix II hereto, in accordance with the terms of this Agreement, in exchange for the right to subscribe for the ordinary shares of Parent immediately prior to the Effective Time, and (b) vote the Rollover Shares in favor of the approval of this Agreement and the Plan of Merger and the transactions contemplated hereby, including the Merger; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company a limited guaranty by each of (a) New Good Management Limited, (b) Premier Praise Limited, an affiliate of Hony Capital Fund V, L.P., (c) King View Development International Limited, and (d) Fosun Industrial Co., Limited (collectively, the “Guarantors”), dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (each, a “Limited Guaranty”, and collectively, the “Limited Guaranties”).

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Merger.  At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Cayman Companies Law, Merger Sub shall be merged with and into the Company.  Following the Merger, the Company shall continue as the surviving company (the “Surviving Company”) and the separate corporate existence of Merger Sub shall cease.

Section 1.2  Closing of the Merger.  Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York time), on a date to be specified by Parent and the Company (the “Closing Date”), which shall be no later than the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver by the party or parties entitled to the benefits of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver thereof), at the office of Cleary Gottlieb Steen & Hamilton LLP, Twin Towers - West (23rd Floor), 12B Jianguomen Wai Da Jie, Chaoyang District, Beijing 100022, China.

Section 1.3  Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, the parties shall execute the plan of merger, substantially in the form set out in Appendix I (the “Plan of Merger”), and shall file the Plan of Merger and other documents required under the Cayman Companies Law to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the Cayman Companies Law.  The Merger shall become effective upon the date (the date and time the Merger becomes effective being the “Effective Time”) specified in the Plan of Merger in accordance with the Cayman Companies Law.

Section 1.4  Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Plan of Merger and in the applicable provisions of the Cayman Companies Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law.

Section 1.5  Memorandum and Articles of Association.  At the Effective Time, without any further action on the part of the parties, the memorandum and articles of association of Merger Sub in effect immediately prior to the Effective Time shall become the memorandum and articles of association of the Surviving Company (except that the name of the Surviving Company shall be Simcere Pharmaceutical Group) until thereafter amended as provided therein or by applicable Law.

Section 1.6  Directors.  The initial directors of the Surviving Company shall consist of the directors of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s memorandum and articles of association.

Section 1.7  Officers.  From and after the Effective Time, the initial officers of the Surviving Company shall consist of the officers of the Company as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s memorandum and articles of association.

ARTICLE II

CONVERSION OF SECURITIES; DELIVERY OF MERGER CONSIDERATION

Section 2.1  Conversion and Cancellation of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties or the holders of any securities of the Company or Merger Sub:

(a)  Conversion of Merger Sub Securities.  Each ordinary share, par value US$0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.01 per share, of the Surviving Company.  Such ordinary share shall be the only issued and outstanding share capital of the Surviving Company.  From and after the Effective Time, all certificates, if any, representing the ordinary shares of Merger Sub shall be deemed for all purposes to represent the number of ordinary shares of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b)  Merger Consideration.  Each Share of the Company, including the Shares represented by American Depositary Shares, representing two Shares each (the “ADSs”), issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares and any Dissenting Shares, collectively, the “Excluded Shares”) shall be cancelled in exchange for the right to receive an amount in cash equal to US$4.83 per Share (the “Per Share Merger Consideration”), without any interest thereon.  As each ADS represents two Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to US$9.66 per ADS (the “Per ADS Merger Consideration”), without any interest thereon, pursuant to the terms and conditions set forth in the Deposit Agreement.  As of the Effective Time, all of the Shares, including the Excluded Shares and Shares represented by ADSs, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly.  Each Share (other than the Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest thereon, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 2.1(e).

(c)  Cancellation of Shares.  (i) Each Share (including each Restricted Share) (A) held by the Company’s direct or indirect wholly owned Subsidiaries (“Wholly Owned Subsidiaries”) or (B) beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent or Merger Sub (other than the Shares included in the Rollover Shares) shall be cancelled and shall cease to exist as of the Effective Time, and no consideration shall be delivered with respect thereto and (ii) each Share (including each Restricted Share) included in the Rollover Shares as set forth on Appendix II hereto immediately prior to the Effective Time shall be cancelled and shall cease to exist as of the Effective Time, in exchange for the right to subscribe for the ordinary shares of Parent immediately prior to the Effective Time in accordance with the Contribution Agreement (such Shares referred to under clauses (i) and (ii) being hereinafter referred to as the “Cancelled Shares”).

(d)  Certain Adjustments.  Notwithstanding any provision of this Article II to the contrary, if between the date hereof and the Effective Time, the number of outstanding Shares or securities convertible into or exchangeable or exercisable for Shares shall have been changed into, or exchanged for, a different number of shares or a different class of shares, by reason of any share dividend or distribution, subdivision, reclassification, recapitalization, share split (including a reverse share split), combination, readjustment or exchange of shares, or any similar event, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect such change.

(e)  Dissenting Shares.  No Person who has validly exercised such Person’s rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law (the “Dissenter Rights”) shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person (“Dissenting Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s Dissenter Rights under the Cayman Companies Law.  Each Person who has validly exercised, and not effectively withdrawn or lost his Dissenter Rights shall, in respect of his Dissenting Shares, be entitled to receive only the payment of the fair value of such Dissenting Shares resulting from and determined in accordance with the procedures in Section 238 of the Cayman Companies Law.  The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Cayman Companies Law that are received by the Company relating to Company shareholders’ Dissenter Rights and (ii) the opportunity to direct or approve all offers, negotiations and any Proceedings with respect to the exercise of Dissenter Rights under the Cayman Companies Law.  Any holders of Dissenting Shares who have effectively withdrawn or lost such holders’ Dissenter Rights under the Cayman Companies Law shall look to the Surviving Company (subject to abandoned property, escheat and similar Laws) for the Per Share Merger Consideration to which such holders are entitled, without any interest thereon.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise of Dissenter Rights, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(f)  Treatment of Company Options and Restricted Shares.  At the Effective Time,

(i)  each option to purchase Shares (a “Company Option”) pursuant to the Company’s 2006 Share Incentive Plan, as amended and the Company’s 2008 Share Incentive Plan (collectively, the “Company Share Incentive Plans”) that is then outstanding and unexercised, vested or unvested, shall be cancelled and converted into the right to receive, net of any applicable withholding Taxes and as soon as reasonably practicable after the Effective Time, cash in an amount equal to (x) the total number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price payable per Share issuable under such Company Option; provided that the Company Options that are included in the Rollover Shares as set forth on Appendix II hereto shall be cancelled pursuant to the terms of the Contribution Agreement and no consideration shall be delivered with respect thereto; provided, further, that if the exercise price payable per Share issuable under any Company Option is greater than the Per Share Merger Consideration, such Company Option will be cancelled for no payment; and

(ii)  each restricted Share of the Company issued pursuant to the Company Share Incentive Plans that is then outstanding, vested or unvested (“Restricted Shares”), shall automatically become fully vested and be released from any restrictions on transfer and shall be cancelled and converted into the right to receive the Per Share Merger Consideration, net of any applicable withholding Taxes; provided that the Restricted Shares that are included in the Rollover Shares shall be cancelled pursuant to the terms of the Contribution Agreement and no consideration shall be delivered with respect thereto.

Section 2.2  Exchange Fund.  (a)  Prior to the Effective Time, Parent shall appoint a commercial bank or trust company to act as paying agent (the “Paying Agent”) hereunder for the purpose of effecting payment of the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, upon the cancellation of the Shares (including the Shares represented by ADSs). The Agreement between Parent and the Paying Agent shall be in a form reasonably acceptable to the Company.

(b)  At the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent an amount in cash sufficient to pay (i) the aggregate Per Share Merger Consideration and aggregate Per ADS Merger Consideration payable under Section 2.1(b) and (ii) amounts under Section 2.1(f).  Any cash deposited with the Paying Agent pursuant to this Section 2.2(b) shall hereinafter be referred to as the “Exchange Fund.”  Any amounts in the Exchange Fund in excess of the aggregate amounts payable under Section 2.1(b) and Section 2.1(f) shall be returned to the Surviving Company in accordance with Section 2.6.  The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.2(b), except as otherwise permitted under Section 2.8.  Parent or the Surviving Company shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares pursuant to this Article II.

Section 2.3  Exchange Procedures.  (a)  Promptly after the Effective Time (but in no event later than five (5) Business Days following the Effective Time), the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary Trust Company, deliver) to each registered holder of the Shares (other than holders of the Excluded Shares) (i) a letter of transmittal (which shall be in customary form for a Cayman Islands incorporated company and shall specify that delivery of the Per Share Merger Consideration to the registered holders of the Shares shall be effected) and (ii) instructions for effecting the surrender of the share certificates (the “Certificates”) which have been issued representing the Shares (or affidavits of loss in lieu thereof) in exchange for the Per Share Merger Consideration.  Upon surrender to the Paying Agent of (x) a Certificate (or affidavits of loss in lieu thereof) , other than in respect of any Shares not represented by a Certificate (the “Uncertificated Shares”), (y) such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and (z) such other documents as may be customarily required by the Paying Agent, each holder of the Certificates and each registered holder of Uncertificated Shares shall be entitled to receive the Per Share Merger Consideration, without interest, for each Share (other than the Excluded Shares) formerly represented by such Certificate or Uncertificated Share, as the case may be, and the Certificates so surrendered shall forthwith be cancelled.

(b)  If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be accompanied by a share transfer form properly executed by the registered holder of the respective Shares and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not applicable.

(c)  Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration with respect to each Share (other than the Excluded Shares) formerly represented thereby, without interest.

(d)  Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the aggregate Per ADS Merger Consideration to holders of ADSs (other than the ADSs representing the Excluded Shares) pro rata to their holdings of ADSs upon surrender by them of the ADSs.  Pursuant to the Deposit Agreement, each holder of ADSs will pay any applicable fees, charges and expenses of the Depositary (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement) and government charges (other than withholding Taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs.

Section 2.4  Untraceable Shareholders.  Remittances for the Per Share Merger Consideration shall not be sent to shareholders of the Company who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time.  A shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members maintained by the Company, (ii) on the last two consecutive occasions on which a dividend was paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered.  In the event that monies due to shareholders of the Company who are untraceable exceeds US$2,000,000, such monies shall be returned to and held by the Surviving Company in a separate non-interest-bearing bank account for the benefit of shareholders of the Company who are untraceable.  Monies unclaimed after a period of seven (7) years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Company. It is acknowledged that shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Company.

Section 2.5  Transfer Books; No Further Ownership Rights.  The Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, paid in respect of the Shares upon the surrender of Certificates and Uncertificated Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Uncertificated Shares.  At the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.  Subject to Section 2.9, if, at any time after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.6  Termination of Exchange Fund.  Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of the Shares for nine (9) months after the Effective Time shall be delivered to the Surviving Company, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company (subject to abandoned property, escheat and similar Laws) for the Per Share Merger Consideration exchangeable for such Shares to which such holders are entitled, without any interest thereon.  Any such portion of the Exchange Fund remaining unclaimed by the holders of the Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.7  No Liability.  None of Parent, Merger Sub, the Company, the Surviving Company, the Depositary or the Paying Agent shall be liable to any former holders of the Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

Section 2.8  Investment of the Exchange Fund.  The Exchange Fund shall, pending its disbursement to the holders of the Shares, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations which have the full faith and credit of the United States of America for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion; provided, to the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 2.1(b)Section 2.1(b) and Section 2.1(f), Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 2.1(b) and Section 2.1(f).  Earnings resulting from such investments, subject to the immediately preceding proviso, shall be paid to the Surviving Company.

Section 2.9  Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver the Shares formerly represented by such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration pursuant to this Agreement.

Section 2.10  Withholding Rights.  Each of the Surviving Company, Parent and the Paying Agent, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under the applicable Tax Law.  Except with respect to (i) any Taxes required to be withheld on payments treated as compensation for purposes of applicable Tax Law and (ii) any Taxes required to be withheld under the backup withholding provisions of Section 3406 of the Code on payments to a holder of Shares or ADSs that does not provide an IRS Form W-9 or other applicable form or certification, in the event that Parent, Merger Sub or the Company determines prior to the Closing that any deduction or withholding is required to be made from the consideration payable pursuant to this Agreement, Parent, Merger Sub or the Company, as applicable, shall promptly inform the other parties of such determination and provide them with a reasonably detailed explanation of such determination and the parties to this Agreement shall consult with each other in good faith regarding such determination.  To the extent that amounts are so withheld by the Surviving Company, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect to which such deduction and withholding was made by the Surviving Company, Parent or the Paying Agent, as the case may be.

Section 2.11  Agreement of Fair Value.  Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 2.12  Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) disclosed in the Company SEC Reports filed prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosure in the Company SEC Reports which are general, nonspecific, forward-looking or cautionary in nature); it being agreed that any information disclosed in any such Company SEC Report shall be deemed disclosure only with respect to a section of this Agreement to which the relevance of such information is reasonably apparent from the text of such information contained in the Company SEC Report, (b) set forth in the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of the Company Disclosure Schedule to which the relevance of such item is reasonably apparent on its face), or (c) known to all of Parent, Merger Sub and the Rollover Holders as of the date hereof, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.1  Organization and Qualification; Subsidiaries.  (a)  Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, (ii) has all requisite corporate or similar power and authority to carry on its business as presently conducted by it and proposed by it to be conducted and to own, lease and operate its properties and assets, and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned, leased or operated by it requires such qualification or licensing, except, with respect to clause (iii), the failure to be so duly qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Except for the Company’s Subsidiaries as disclosed in the Company SEC Reports, there are no other companies, associations, joint venture, partnership, or other entities or arrangements through which the Company or any of its Subsidiaries conducts business, or other entities in which the Company or any of its Subsidiaries controls or owns, of record or beneficially, any direct or indirect equity or other interest or right to acquire the same.  The Company has made available to Parent true, complete and correct copies of its memorandum and articles of association (the “Memorandum and Articles”) and the memorandum and articles of association or other similar organizational documents, as currently in effect, of each of its Subsidiaries.

Section 3.2  Capitalization of the Company and Its Subsidiaries.  (a)  The authorized share capital of the Company consists of 500,000,000 Shares.  As of the date hereof, (i) 112,291,644 Shares were issued and outstanding, including 9,727,116 Restricted Shares and 593,266 Shares represented by ADSs that were issued and held in the treasury of the Company and (ii) 18,250,000 Shares were reserved for issuance under the Company Share Incentive Plans, all of which are, or, with respect to the Shares reserved for issuance as noted above, will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable, in compliance with all applicable Laws, and none of which was or will be issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  Except as set forth in this Section 3.2 and except for this Agreement and the transactions contemplated hereby, (i) there is no share capital of the Company authorized, issued or outstanding, (ii) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued share capital of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such share capital or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, (iii) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any share capital of the Company or any of its Subsidiaries, or to make any payments based on the market price or value of Shares or other share capital of the Company or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company’s Subsidiaries or any other entity other than loans to the Company’s Subsidiaries in the ordinary course of business, and (iv) there are no outstanding bonds, debentures, notes or other obligations of the Company the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)  The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and other entity in which the Company or any of its Subsidiaries owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each such entity owned directly or indirectly by the Company or any of its Subsidiaries is free and clear of all Liens.  Each of the Company and its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all share capital or registered capital of their respective Subsidiaries and other entities as owned by them.

Section 3.3  Authority Relative to This Agreement; Fairness.  (a)  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Shareholder Approval, to consummate the transactions contemplated hereby, including the Merger.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action on behalf of the Company, including the Company Board, and no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement or to consummate the transactions so contemplated, subject, in the case of the consummation of the Merger, to the Shareholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).  The Company Board, acting upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that the Merger is in the best interests of the Company and its shareholders and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger, and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the approval of this Agreement and the Plan of Merger by the shareholders of the Company at the Company Shareholders Meeting.

(b)  The affirmative vote of shareholders representing at least two-thirds of the Shares, present and voting in person or by proxy as a single class at the Company Shareholders Meeting or any adjournment or postponement thereof (the “Shareholder Approval”), is the only vote or approval of the holders of any class or series of share capital of the Company necessary to approve this Agreement, the Plan of Merger, the Merger and the other transactions contemplated hereby.

(c)  The Special Committee has received the opinion of UBS AG (the “SC Financial Advisor”), to the effect that, as of the date hereof and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration and the Per ADS Merger Consideration is fair, from a financial point of view, to the holders of the Shares (other than the Rollover Shares), a copy of which opinion will be delivered to Parent solely for information purposes promptly after the execution of this Agreement.  The SC Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.  It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 3.4  SEC Reports; Financial Statements.  (a)  The Company has timely filed or furnished, as applicable, all forms, reports and documents required to be filed or furnished with the United States Securities and Exchange Commission (the “SEC”) since December 31, 2010 (the “Applicable Date”) (the forms, reports and other documents filed since the Applicable Date and those filed subsequent to the date hereof, including the exhibits thereto, the documents incorporated by reference therein and any amendments thereto, collectively, the “Company SEC Reports”). Each of the Company SEC Reports (i) were prepared in accordance with either the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the dates so filed and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC.

(b)  The audited and unaudited consolidated financial statements (including, in each case, any notes and schedules thereto) of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present in all material respects, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present in all material respects, in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, the exclusion of certain notes in accordance with the published rules promulgated by the SEC) applied on a consistent basis throughout the periods indicated (except as may be expressly indicated in such financial statements or the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that were not, or will not be, material in the aggregate).

(c)  None of the information with respect to, supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Rule 13e-3 transaction statement on Schedule 13E-3, in connection with the transactions contemplated hereby, including the Merger (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Schedule 13E-3 will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

Section 3.5  Sarbanes-Oxley; Internal Accounting Controls.  (a)  The Company is in compliance in all material respects with (A) the provisions of the United States Sarbanes-Oxley Act of 2002 that are applicable to it and (B) the listing and corporate governance rules and regulations of the New York Stock Exchange (“NYSE”) that are applicable to it.

(b)  The Company has implemented and maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in our internal control over financial reporting, in each case which has not been subsequently remediated.  To the Company’s knowledge, there is no fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

(c)  The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s chief executive officer and chief financial officer or other persons performing similar functions to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the United States Sarbanes-Oxley Act of 2002.

Section 3.6  No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, matured or un-matured, contingent or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability or obligation, except for liabilities or obligations (a) as reflected or recorded on the Company’s audited consolidated balance sheets as of December 31, 2012 or in the notes thereto, included in the Company SEC Reports filed prior to the date hereof, (b) incurred pursuant to this Agreement or in connection with the transactions contemplated hereby, (c) incurred since December 31, 2012 in the ordinary course of business consistent with past practices, or (d) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7  Absence of Changes.  Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related hereto, since December 31, 2012, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and there has not been (a) any event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (b) any action or event that, had such action or event occurred after the date of this Agreement and prior to the Effective Time, would have breached any of the covenants contained in Section 5.1.

Section 3.8  Consents and Approvals; No Violations; Secured Creditors.  (a)  Except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, the filing of the Schedule 13E-3 (including the Proxy Statement, which shall be filed as an exhibit thereof and incorporated by reference thereto), and the filing of one or more amendments thereto, (ii) any filings or regulatory approvals in compliance with the rules and regulations of NYSE and (iii) the filing of the Plan of Merger (and other documents required under the Cayman Companies Law to effect the Merger) with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to make any such filings or give such notice or to obtain such permits, authorizations, consents or approvals would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate or result in any breach of any provision of the memorandum and articles of association or other equivalent organizational document, in each case as amended, of the Company or any of its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time, or both) a default under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, any loan, guaranty of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, license, contract, agreement, permit, concession, franchise, right or other instrument (each, a “Contract”) binding the Company or any of its Subsidiaries or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, or (iii) (assuming receipt of the Shareholder Approval and all filings and obligations described in Section 3.8) have been made or satisfied) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such violations, breaches or defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(c)  The Company does not have any secured creditors.

Section 3.9  Property.  (a)  Section 3.9 of the Company Disclosure Schedule sets forth all of the real property owned by the Company or its Subsidiaries (the “Owned Real Property”).  Each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b)  Each of the leases, subleases and other agreements and the modifications, amendments and supplements thereto (collectively, the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Leased Real Property”) constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect.  The Company has made available to Parent true, correct and complete copies of all Real Property Leases relating to the Leased Real Properties that are material to the business of the Company and its Subsidiaries, taken as a whole.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its applicable Subsidiaries nor, to the Company’s knowledge, any other party thereto, is in breach or violation of, or default under, any Real Property Lease and no event has occurred or not occurred through the Company’s or its Subsidiary’s action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Real Property Lease.  No party to any such Real Property Leases has given notice to the Company or any of its Subsidiaries of or made a claim against the Company or any of its Subsidiaries with respect to any material breach or material default thereunder.

(c)  The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all material properties and assets (excluding the Intellectual Property), in each case free and clear of all Liens, except for Permitted Liens.

Section 3.10  Intellectual Property.  (a)  Section 3.10 of the Company Disclosure Schedule sets forth an accurate and complete list of all (i) registered or registerable Intellectual Property and pending applications with respect thereto that are owned by the Company or any of its Subsidiaries as of the date of this Agreement and (ii) Intellectual Property that are exclusively licensed to and are material to the respective business of the Company and its Subsidiaries, taken as a whole, as conducted as of the date hereof.

(b)  The Company and its Subsidiaries own  or possess adequate licenses or other valid and enforceable rights to use (in each case, free and clear of any Liens, except for Permitted Liens), all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as currently conducted.

(c)  To the Company’s knowledge, the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon or misappropriate, in any material respect, the Intellectual Property rights of any Person and is in accordance with any applicable license in all material respects pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property.  Neither the Company nor any of its Subsidiaries has received any written notice of any assertion or claim that it, or the conduct of the business of the Company and its Subsidiaries, is infringing upon or misappropriating, or has infringed or misappropriated, any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property.

(d)  No Person is challenging in writing or, to the Company’s knowledge, infringing upon or misappropriating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to the Company or its Subsidiaries.

(e)  To the Company’s knowledge, no Intellectual Property licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(f)  Each of the Company and its Subsidiaries own all right, title and interest in and to all material Intellectual Property created or developed by, for or under the direction or supervision of the Company or such Subsidiary, and to the Company’s knowledge, all current or former employees, consultants or contractors who have participated in the creation or development of any such Intellectual Property have executed and delivered to the Company or such Subsidiary a valid and enforceable agreement (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the assignment by such person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with the Company or such Subsidiary.

(g)  The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each material item of Intellectual Property that they own or are exclusively licensed to use.

Section 3.11  Legal Proceedings.  (a)  As of the date hereof, except as set forth in Section 3.11 of the Company Disclosure Schedule, there is no litigation, suit, claim, action, demand letter, hearing, investigation or proceeding (each a “Proceeding”) pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any share, security, equity interest property or assets of the Company or any of its Subsidiaries which (i) has, or if decided adversely to the Company would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby.

(b)  As of the date hereof, there is no material outstanding judgment, order, writ, award, injunction or decree of, or any settlement agreement or similar agreement with, or any investigation by any Governmental Entity pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their securities or material properties or assets.

Section 3.12  Company Permits; Compliance with Laws.  (a)  Each of the Company and its Subsidiaries holds all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders issued by appropriate Governmental Entities necessary for each of them to own, lease, operate and use its properties and assets or to carry on their respective businesses as they are now being conducted (the “Company Permits”).  All the Company Permits are in full force and effect and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except, in each case, where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Company’s knowledge, threatened.  No Company Permit will cease to be effective as a result of the transactions contemplated hereby.

(b)  Each of the Company and its Subsidiaries is not in default under or in violation of any Law applicable to the Company, its Subsidiaries or their respective business, or by which any property or asset or right of the Company or its Subsidiaries is bound or affected, except for defaults or violations which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the Company’s knowledge, neither the Company nor any of its Subsidiaries has received any notice or communication of any material non-compliance with any applicable Laws that has not been cured.

(c)  None of the Company, any of its Subsidiaries or any of their respective directors or officers, or to the knowledge of the Company, any agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (A) made or gave any bribe, rebate, payoff, influence payment, kickback or other payment to any officer, director, employee or official of or any other person acting in an official capacity for any Governmental Entity in violation of any Anti-Corruption Law, or (B) made an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity (including without limitation any Governmental Entity) in the course of their business dealings with the Company or any of its Subsidiaries, in order to induce such Person to act against the interest of his or her employer or principal in violation of any Anti-Corruption Law.

Section 3.13  Employee Benefit Plans.  (a)  Except as set forth in Section 3.13 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains or contributes to, or has any obligation to contribute to, or has any liability with respect to, any material employee benefit plan or arrangement providing material benefits to any current or former Employee of the Company or any of its Subsidiaries or any current or former Employee of any entity with respect to which the Company or its Subsidiaries is a successor (collectively, the “Company Benefit Plans”).

(b)  None of the Company Benefit Plans was or is subject to the Employee Retirement Income Security Act of 1974, as amended.

(c)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former Employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(d)  With respect to each Company Benefit Plan, (i) each document prepared in connection therewith complies in all material respects with applicable Law, (ii) such Company Benefit Plan has been operated in all material respects in accordance with its terms and applicable Law, and (iii) there are no pending or, to the Company’s knowledge, threatened Proceedings with respect to such Company Benefit Plan or against the assets of such Company Benefit Plan (except for claims for benefits in the ordinary course of business consistent with the terms of the applicable Company Benefit Plan), and no circumstance, fact or event exists that could be reasonably expected to result in any material default under or violation of such Company Benefit Plan.

Section 3.14  Labor Matters.  (a)  There are no labor or collective bargaining agreements which pertain to the Employees of the Company or any of its Subsidiaries.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i)  there is no dispute pending, or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective current or former Employees, and (ii) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to employment, termination, wages, hours, social security, collective bargaining, payment and withholding of Taxes, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid) and former Employees.

Section 3.15  Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries are now and have been in compliance with all applicable Laws relating to the protection of the environment, health and safety and the release of or exposure to Hazardous Materials (the “Environmental Laws”) and possess and are now and have been since December 31, 2010 in compliance with all applicable permits, authorizations, licenses or similar approvals necessary under applicable Environmental Laws to conduct its businesses as presently conducted (the “Environmental Permits”), (b) to the Company’s knowledge, no property owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Material, (c) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law, and (d) neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Material.

Section 3.16  Taxes.  (a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has prepared (or caused to be prepared) and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate, (ii) each of the Company and its Subsidiaries has paid all Taxes that are required to be paid by any of them (whether or not shown to be due and payable on any Tax Return), (iii) as of the date of this Agreement, there are no audits, examinations, investigations or other proceedings in respect of any Tax Return or Taxes pending or, to the knowledge of the Company, threatened, and (iv) there are no Liens for Taxes with respect to any asset of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due.

(b)  No material deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries by any Governmental Entity that has not been satisfied by payment, settled or withdrawn.

(c)  All material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)  No written claim has been made by a taxing authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(e)  Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Entity. No submissions made to any Governmental Entity in connection with obtaining any Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments that are currently in effect or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates.  No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge, threatened.

Section 3.17  Material Contracts.  (a)  Except for this Agreement, except for Contracts filed as exhibits to the Company SEC Reports, or except as set forth in Section 3.17(a) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to or bound by:

(i)  any Contract that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)  any Contract relating to the purchase or sale of any Shares or other securities of the Company or any of the Company’s Subsidiaries;

(iii)  any Contract granting a right of first refusal, first offer or first negotiation;

(iv)  any joint venture contracts, strategic cooperation or partnership arrangements, or other agreements involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party;

(v)  any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of material properties or assets of the Company or any of its Subsidiaries (by merger, purchase or sale of assets or shares or otherwise) entered into since January 1, 2010 or, if prior to that date, have representations, warranties or indemnities that remain in effect or as to which claims are pending;

(vi)  any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries of more than US$3,000,000, or relating to indebtedness for borrowed money or any financial guaranty of more than US$1,000,000;

(vii)  any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business or grants material exclusive rights to the counterparty thereto;

(viii)  any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guaranty by the Company or any of its Subsidiaries;

(ix)  any Contract which (A) provides the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (B) provides the Company or any of its Subsidiaries the right or option to purchase the equity interests in any Operating Subsidiary, or (C) transfers economic benefits from any Operating Subsidiary to any other Subsidiary of the Company;

(x)  any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company or any Person beneficially owning five percent or more of the Shares (or their respective Affiliates), on the other (other than any Parent Related Party);

(xi)  each Contract providing for any earn-out payment payable by the Company or any of its Subsidiaries to any third party after the date hereof;

(xii)  any Contract providing for any change of control or similar payments in excess of $1,000,000; or

(xiii)  any other Contracts, whether or not made in the ordinary course of business, the absence of which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Each such Contract described in clauses (i) to (xiii) above is referred to herein as a “Material Contract”.

(b)  Each Material Contract constitutes the valid and legally binding obligation of the Company or any of its applicable Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its applicable Subsidiaries nor, to the Company’s knowledge, any other party thereto, is in breach or violation of, or default under, any Material Contract and (ii) no event has occurred or not occurred through the Company’s or any of its applicable Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Material Contract.

(c)  As of the date of this Agreement, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 3.18  Insurance Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies of the Company and its Subsidiaries relating to the business, assets, liabilities or operations of the Company or its Subsidiaries are of the type, in amounts and against such risks as is sufficient to comply with applicable Law and as reasonably required for the operation of the business of the Company and its Subsidiaries, are in full force and effect, no notice of cancellation or modification has been received by the Company, and there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a default, by any insured thereunder.  The Company has no reason to believe that it or any of its Subsidiaries will not be able (a) to renew its existing insurance coverage as and when such policies expire or (b) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost.

Section 3.19  Suppliers.  Section 3.19 of the Company Disclosure Schedule sets forth a true, correct and complete list of the ten largest suppliers or vendors to the Company and its Subsidiaries (based on purchases from January 1, 2012 through the date of this Agreement).  The Company has not received, as of the date of this Agreement, any written notice from any such supplier or vendor that such supplier or vendor intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or its relevant Subsidiary.

Section 3.20  Customers.  Section 3.20 of the Company Disclosure Schedule sets forth a true, correct and complete list of the ten largest customers of the Company and its Subsidiaries (based on sales from January 1, 2012 through the date of this Agreement).  The Company has not received, as of the date of this Agreement, any written notice from any such customer that such customer intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or its relevant Subsidiary.

Section 3.21  Transactions With Affiliates.  None of the officers or directors of the Company or, to the knowledge of the Company, any individual in such Person’s immediate family is presently a party to any transaction with the Company or any of its Subsidiaries which (a) would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as officers, directors or employees), or (b) would require payments or other benefits from the Company or any of its Subsidiaries, other than for (i) payment of salary or fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including share award agreements under any share incentive plan of Company.

Section 3.22  Solvency.  (a)  Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy Law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy Proceedings or any knowledge of any fact which would reasonably lead a creditor to do so.

(b)  The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be, Insolvent.

(c)  Neither the Company nor any of its Subsidiaries is in default with respect to any indebtedness, except any such default that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.23  Anti-takeover Statutes.  The Company is not a party to any shareholder rights plan, “poison pill” or similar agreement or plan.  No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Memorandum and Articles (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated hereby.

Section 3.24  Brokers.  No broker, finder or investment banker (other than the SC Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated hereby based upon arrangements made by, or on behalf of, the Company or any of its Affiliates (which term, for the purposes of this Section 3.24, excludes any Parent Related Party).

Section 3.25  No Additional Representations.  Except for the representations and warranties made by the Company in Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledges the foregoing.  Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in the section of the disclosure schedule delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”) that relates to a specified section of this Article IV (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section of the Parent Disclosure Schedule to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1  Organization; Standing.  (a)  Each of Parent and Merger Sub is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to carry on its business as presently conducted and proposed by it to be conducted and to own, lease and operate its properties and assets, except the failure to be so organized, validly existing or in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)  Parent has furnished to the Company complete and correct copies of the memorandum and articles of association of each of Parent and Merger Sub, each as amended to date.  Such memorandum and articles of association are in full force and effect.

Section 4.2  Capitalization.  (a)  The authorized share capital of Parent consists of 500,000,000 ordinary shares, par value US$0.0001 per share.  As of the date hereof, two ordinary shares of Parent were issued and outstanding.  All the outstanding ordinary shares of Parent are duly authorized, validly issued, fully paid and non-assessable.  Parent was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation or capitalization, pursuant to the Financing Documents or this Agreement, or related to the Merger and any other transactions contemplated hereby.

(b)  The authorized share capital of Merger Sub consists of 5,000,000 ordinary shares, par value US$0.01 per share.  As of the date of this Agreement, one ordinary share of Merger Sub was issued and outstanding.  All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation or capitalization, pursuant to the Financing Documents or this Agreement, or related to the Merger and other transactions contemplated hereby.

Section 4.3  Authority Relative to This Agreement.  (a)  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the filings, notifications and other obligations and actions described in Section 4.4(b)).  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)  The Parent Board, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly authorized the execution and delivery of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by the Parent Board, and by the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub, for the consummation of the transactions contemplated hereby, including the Merger.

Section 4.4  Consents and Approvals; No Violations; Secured Creditors.  (a)  The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the organizational documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained or taken, and all filings and obligations described in Section 4.4(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (with or without due notice or lapse of time or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Liens for purposes of the Financing) on any property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)  The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, the filing of the Schedule 13E-3 and one or more amendments thereto, and the filing of Schedule 13D and one or more amendments thereto, (ii) any filings or regulatory approval in connection with compliance with the rules and regulations of NYSE, (iii) the filing of the Plan of Merger (and other documents required under the Cayman Companies Law to effect the Merger) with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, and (iv) any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, where the failure to obtain or make, as applicable, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)  Merger Sub does not have any secured creditors.

Section 4.5  Financing; Equity Rollover.  (a)  Parent has delivered to the Company true, complete and correct copies of (i) an executed debt commitment letter from China Merchants Bank, New York branch (the “Lender”) to Parent (the “Debt Commitment Letter”), pursuant to which (until such time as the parties thereto enter into the debt financing agreement on the terms set out in the Debt Commitment Letter (the “Debt Financing Agreement”), in which case thereafter, pursuant to such Debt Financing Agreement) the Lender has committed, subject to the terms and conditions thereof and in the definitive agreement, to provide debt financing in the amount set forth therein (the “Debt Financing”), and (ii) the executed Contribution Agreement (together with the Debt Commitment Letter (until such time as the parties thereto enter into the Debt Financing Agreement) and the Debt Financing Agreement, the “Financing Documents”), pursuant to which, the Rollover Holders have committed, subject to the terms and conditions thereof, to contribute to Parent or the Surviving Company, immediately prior to the Effective Time, the number of Shares set forth therein and to consummate the transactions contemplated hereby (together with the Debt Financing, the “Financing”).

(b)  Parent has fully paid any and all commitment fees or other fees in connection with the Financing Documents that are payable on or prior to the date hereof.  As of the date hereof, (i) the Financing Documents are in full force and effect, (ii) none of the Financing Documents have been amended or modified, and (iii) the respective commitments contained in the Financing Documents have not been withdrawn or rescinded in any material respect and, to Parent’s knowledge, no such withdrawal, termination or restriction is contemplated, provided, that Parent and Merger Sub may replace, amend or supplement the Financing Documents to the extent permitted by Section 6.14.

(c)  As of the date of this Agreement, and subject to the accuracy of the representations and warranties of the Company set forth in Article IV and compliance by the Company with its obligations hereunder, none of Parent or Merger Sub has any knowledge of any occurrence which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or any other party thereto under any of the Financing Documents or that would otherwise result in the Financing not becoming available in order to consummate the transactions contemplated hereunder. The Financing Documents (including any fee letter or ancillary debt agreement set forth in the Parent Disclosure Schedule) contain (or, in the case of the Debt Financing Agreement, will contain) all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent, as applicable, on the terms therein.

(d)  There are no side letters or other agreements to which Parent or Merger Sub is a party related to the issuance of new shares of Parent other than as expressly set forth in the Contribution Agreement and there are no side letters that impact the conditionality of the Debt Financing or other agreements to which Parent or Merger Sub or any of their respective Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Debt Financing except for any fee letter or ancillary debt agreement set forth in the Parent Disclosure Schedule.

(e)  Assuming (i) the Available Company Cash shall equal or exceed the Required Available Cash Amount, (ii) the Financing is funded or made in accordance with the Financing Documents and (iii) the satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2, the proceeds contemplated by the Financing Documents will be sufficient for Merger Sub and the Surviving Company to pay (A) the aggregate Per Share Merger Consideration and aggregate Per ADS Merger Consideration and (B) any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby upon the terms and conditions set forth herein and all related fees and expenses associated therewith.

(f)  The parties agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing.

Section 4.6  Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement will, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.7  Ownership of Company Shares.  As of the date hereof, other than as a result of this Agreement and the Contribution Agreement, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 4.8  Legal Proceedings.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates or (b) judicial judgment, ruling, order or decision outstanding against Parent, Merger Sub or any of their respective Affiliates (other than any Company Related Party).

Section 4.9  Certain Arrangements.  (a)  Except as disclosed in this Agreement, as of the date of this Agreement, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (other than any Company Related Party), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders (other than any Parent Related Party), on the other hand, that relate in any way to the transactions contemplated hereby, or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or (iii) to which any of Parent, Merger Sub or any of their Affiliates (other than any Company Related Party) has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

(b)  Except as set forth in Section 4.9 of the Parent Disclosure Schedule, as disclosed in this Agreement or in filings with SEC, there are no side letters or other Contracts (whether oral or written) relating to the transactions contemplated hereby between any two or more of the following Persons: Parent, Merger Sub, the Lender, the Rollover Holders and/or any of their respective Affiliates.

(c)  Concurrently with the execution of this Agreement, Parent has caused each of the Guarantors to deliver to the Company a duly executed Limited Guaranty, and assuming the due authorization, execution and delivery by the Company, each Limited Guaranty is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of the relevant Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default under any of the Limited Guaranties.

Section 4.10  No Reliance on Company Estimates.  The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

Section 4.11  Solvency.  Neither Parent nor Merger Sub has taken any steps to seek protection pursuant to any bankruptcy Law, nor does Parent or Merger Sub have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy Proceedings.  Parent and Merger Sub, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be, Insolvent.  Neither Parent nor Merger Sub is in default with respect to any indebtedness, except any such default as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12  Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.13  No Additional Representations.  Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and the Company acknowledges the foregoing.  Neither Parent nor Merger Sub nor any other Person will have or be subject to any liability or indemnity obligations to the Company or any other Person resulting from the distribution or disclosure to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article IV.

ARTICLE V

COVENANTS RELATED TO CONDUCT OF BUSINESS

Section 5.1  Conduct of Business of the Company.  Except as required by applicable Law or as permitted or expressly contemplated by this Agreement or set forth in Section 5.1 of the Company Disclosure Schedule, during the period from the date hereof until the Effective Time, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, (i) conduct its operations in the ordinary course of business consistent with past practice, and (ii) seek to preserve intact its current business organizations, seek to keep available the service of its current officers, employees, consultants, contractors, subcontractors and agents, and seek to preserve its relationships with customers, suppliers and others having business dealings with the Company and its Subsidiaries.  Without limiting the generality of the foregoing, and except as required by applicable Law or as otherwise expressly provided in this Agreement or Section 5.1 of the Company Disclosure Schedule, prior to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed),

(a)  amend the memorandum and articles of association or other similar organizational documents of the Company or any of its Subsidiaries;

(b)  issue, sell, pledge, dispose of, transfer, deliver, grant or encumber, or authorize the issuance, sale, pledge, disposition, transfer, delivery, grant or encumbrance of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any shares of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any equity equivalents (including, without limitation, any share options or share appreciation rights) of the Company or any of its Subsidiaries;

(c)  declare, set aside or pay any dividend or make any other actual, constructive or deemed distribution (whether in cash, share or property or any combination thereof) with respect of the share capital of the Company or any of its Subsidiaries (except for any dividend or distribution by a Subsidiary to the Company or to another Subsidiary of the Company);

(d)  (i) split, combine, subdivide or reclassify any share capital of the Company or any of its Subsidiaries, (ii) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its Subsidiaries, or (iii) enter into any agreement with respect to the voting of the share capital of the Company;

(e)  effect any merger, consolidation, scheme of arrangement, amalgamation, liquidation, dissolution, reorganization, restructuring or similar transaction involving the Company or any of its Subsidiaries;

(f)  create any new Subsidiary or joint venture;

(g)  (i)  incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in excess of US$1,000,000 in the aggregate, except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in excess of US$1,000,000 in the aggregate, except in the ordinary course of business consistent with past practice, and except for guarantees of obligations of Wholly Owned Subsidiaries of the Company, (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to Wholly Owned Subsidiaries of the Company) in excess of US$1,000,000 in the aggregate, or (iv) other than Permitted Liens, mortgage or pledge any material assets of the Company and any of its Subsidiaries, tangible or intangible, or create or suffer to exist any Lien thereupon, in each case in excess of US$1,000,000 in the aggregate;

(h)  except as may be required by Law or under any plan, arrangement or agreement existing on the date hereof, (i) enter into, adopt, amend or extend any bonus, profit sharing, compensation, severance, termination, share option, share appreciation right, restricted share, performance unit, share equivalent, share purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any employee of the Company or any of its Subsidiaries in any material manner except for employment agreements with employees in the ordinary course of business and consistent with past practice, (ii) increase in any material manner the compensation or fringe benefits of any employee of the Company or any of its Subsidiaries, or pay any benefit not required by any plan, arrangement or agreement as in effect as of the date hereof (including, without limitation, the granting of share appreciation rights, performance units or any other equity-based compensation), or (iii) forgive any material loans to any employee of the Company or any of its Subsidiaries;

(i)  acquire, sell, lease or dispose of any assets, in any transaction or related series of transactions, in excess of US$1,000,000;

(j)  make any changes with respect to accounting policies or procedures, except as required by changes in GAAP or applicable Law;

(k)  (i) acquire any company, partnership or other business organization or division thereof or any equity interest therein in excess of US$1,000,000; or (ii) authorize any new capital expenditure or expenditures which, in the aggregate, are in excess of US$1,000,000, except as budgeted in the Company’s current plan approved by the Company Board that was made available to Parent;

(l)  make, change or revoke any material Tax election, amend any material Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, settle or compromise any material Tax liability, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes;

(m)  pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of US$1,000,000, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2012 (or the notes thereto) as included in the Company SEC Reports, or incurred subsequent to such date in the ordinary course of business consistent with past practice;

(n)  (i) except in the ordinary course of business consistent with past practice, cancel, modify, terminate or grant a waiver of any material rights under any Material Contract (except for any modification or amendment that is beneficial to the Company), (ii) enter into a new Contract that would be a Material Contract if in existence as of the date of this Agreement, or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Material Contract or new Contract;

(o)  enter into any material new line of business, other than in the ordinary course of business if such new line of business is related to, and a reasonable expansion of, the Company’s or its Subsidiaries’ business that is conducted as of the date of this Agreement;

(p)  fail to make any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder within the required timeframe taking into account any permissible extension;

(q)  (i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Intellectual Property owned by or licensed to the Company or any of its Subsidiaries currently; (ii) grant to any third party any license, or enter into any covenant not to sue, with respect to any such Intellectual Property; (iii) disclose or allow to be disclosed any material confidential information with respect to such Intellectual Property to any Person, other than employees of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof or with respect to disclosure thereof in connection with the filing, publication or issuance of patents; except in the ordinary course of business consistent with past practice; or (iv) fail to notify Parent promptly of any material infringement, misappropriation or other violation of or conflict with any such Intellectual Property of which the Company or any of its Subsidiaries becomes aware and to reasonably consult with Parent regarding the actions (if any) to take to protect such Intellectual Property;

(r)  enter into or amend any Contract with any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) or any Affiliate of the Company, other than (A) Contracts solely between the Company and/or wholly-owned Subsidiaries of the Company and (B) Contracts relating to services with employees or directors of the Company, in each case, entered into or amended in the ordinary course of business consistent with past practice; and

(s)  take, propose to take, or agree to take, any of the actions described in Section 5.1(a) through Section 5.1(r).

Section 5.2  Parent and Merger Sub Conduct of Business Prior to the Effective Time.  Except as expressly contemplated by or permitted by this Agreement or with the written consent of the Company, during the period from the date of this Agreement to the Effective Time, neither Parent nor Merger Sub shall take any action or fail to take any action that would reasonably be expected to (a) result in any of the conditions to effect the Merger becoming incapable of being satisfied or (b) individually or in the aggregate, prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 5.3  No Control of the Company’s Business.  Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1  Preparation of the Proxy Statement and Schedule 13E-3.  (a)  Promptly following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare, and cause to be mailed to the shareholders of the Company as promptly as reasonably practicable after having cleared the SEC comments on the Schedule 13E-3, the Proxy Statement.  Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. The Company will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement prior to mailing the Proxy Statement to the shareholders or any amendments or supplements thereto.

(b)  Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall use reasonable best efforts to jointly prepare and cause to be filed with the SEC the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form and substance in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Each party shall, as promptly as practicable after the receipt thereof, provide to the other party copies of any written comments and advise the other party of any oral comments, with respect to the Schedule 13E-3, received from the SEC and will use its reasonable best efforts to resolve and respond as promptly as practicable to any comments of the SEC regarding the Schedule 13E-3.  Each of Parent, Merger Sub and the Company will be provided with a reasonable opportunity to review and comment on the initial Schedule 13E-3 and any amendment or supplement thereto prior to filing with the SEC.  Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.4, in connection with any disclosure regarding a Change of Recommendation, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) such disclosure regarding the Change of Recommendation, or any comments thereon or in any other filing by the Company with the SEC, with respect to such disclosure.

(c)  If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment to the Schedule 13E-3 describing such information shall be promptly filed with the SEC and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by applicable Law.

Section 6.2  Company Shareholders Meeting.  (a)  Subject to Section 6.2(d) and Section 6.4, the Company shall cause a meeting of its shareholders for the purpose of voting on the approval of this Agreement, the Plan of Merger and the transactions contemplated hereby, including the Merger (the “Company Shareholders Meeting”) to be duly called and held in accordance with applicable Law and the Memorandum and Articles as soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3; provided, that the Company may postpone or adjourn the Company Shareholders Meeting, (i) with the consent of Parent, (ii) if at the time the Company Shareholders Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders Meeting, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting.

(b)  The Company shall establish, after consultation with Parent, a record date (the “Record Date”) for determining shareholders of the Company entitled to notice of and vote at the Company Shareholders Meeting.  Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent, provided that such consent shall not be unreasonably withheld, conditioned or delayed, unless required to do so by applicable Law or the Memorandum and Articles.  In the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed), it shall use reasonable efforts to implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Law or the Memorandum and Articles.

(c)  Subject to Section 6.4, the Company Board shall make the recommendation that the shareholders of the Company approve this Agreement, the Plan of Merger and the transactions contemplated hereby, including the Merger (the “Company Board Recommendation”) and include the Company Board Recommendation in the Proxy Statement.  The Company shall use its reasonable best efforts in accordance with applicable Law and the Memorandum and Articles to (i) solicit from the holders of the Shares proxies in favor of the approval of this Agreement, the Plan of Merger and the transactions contemplated hereby, including the Merger and (ii) take all other actions necessary or desirable to secure the Shareholder Approval.  Except as permitted by Section 6.4, the Company Board shall not effect a Change of Recommendation.

(d)  Notwithstanding anything to the contrary contained in this Agreement, in the event that subsequent to the date hereof, the Company Board makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of the Shares for approval at the Company Shareholders Meeting in accordance with this Section 6.2, unless this Agreement shall have been terminated in accordance with Article VIII prior to the Company Shareholders Meeting.

Section 6.3  Access to Information.  (a)  From the date hereof until the Effective Time and subject to applicable Law, the Company shall, and shall cause its Subsidiaries to, upon reasonable advance notice from Parent, (i) provide to Parent and Parent’s Representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such financial, operating and other data, analyses, projections, plans and other information as such Persons may reasonably request, and (iii) instruct its Representatives to reasonably cooperate with Parent and its Representatives in its investigation.  Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where, and only to the extent, such access or disclosure would (x) result in the loss of the attorney-client or other legal privilege of the Company or any of its Subsidiaries; (y) contravene any applicable Law; or (z) violate any binding agreement entered into by the Company or any of its Subsidiaries prior to the date of this Agreement (provided, however, that the Company shall use its reasonable best efforts to permit inspection of or to disclose such information in a manner that would not result in such loss, contravention or violation).

(b)  All information obtained by Parent pursuant to this Section 6.3 shall be kept confidential in accordance with Section 9.8 (Confidentiality).  Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 6.3 by its Representatives.

Section 6.4  No Solicitation of Transactions.  (a)  The Company will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any Representative of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to the Company or any of its Subsidiaries, or take any other action to facilitate, any Acquisition Proposal, (iii) agree to, approve, endorse or recommend any Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal, (iv) authorize or permit any Representatives of the Company or any of its Subsidiaries retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in the preceding clauses (i) through (iii) of this Section 6.4(a) or (v) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.  Immediately after the execution and delivery of this Agreement, the Company will, and will cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal, shall promptly cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any of its Subsidiaries to such Person, and shall notify each such Person and its Representatives that the Company Board no longer seeks or requests the making of any Acquisition Proposal, and withdraws any consent theretofore given to the making of an Acquisition Proposal.

(b)  Notwithstanding anything in Section 6.4(a) to the contrary, prior to the time the Shareholder Approval is obtained, but not after, if the Company receives an unsolicited bona fide written Acquisition Proposal from any Person that did not result from a breach by the Company of this Section 6.4 and that has not been withdrawn, (i) the Company and its Representatives may contact such Person to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and (ii) if the Company Board has determined, in its good faith judgment, upon the recommendation of the Special Committee (after consultation with an independent financial advisor of internationally recognized reputation and independent legal counsel), that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal, then the Company and its Representatives may (x) furnish information (including non-public information) with respect to the Company to the Person who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal; provided, that the Company shall (1) notify Parent of any Acquisition Proposal (including, without limitation, all material terms and conditions thereof and the identity of the Person making it) as promptly as practicable (but in no case later than 48 hours) after its receipt thereof, and shall provide Parent with a copy of any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Parent on a reasonably current basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, (2) obtain from such Person an Acceptable Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and (3) concurrently give Parent a copy of any information delivered to such Person that was not previously provided to Parent.  The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date hereof that would restrict the Company’s ability to provide such information to Parent, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the information described in this Section 6.4(b) to Parent.

(c)  Except as expressly permitted by this Section 6.4, neither the Company Board nor any committee thereof shall (i) (A) fail to make a Company Board Recommendation or fail to include the Company Recommendation in the Proxy Statement, (B) withhold, withdraw (or not continue to make), qualify or modify, or propose to withhold, withdraw (or not continue to make), qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (C) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Acquisition Proposal, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) publicly announce is intention to take any of the actions described in foregoing clauses (A) through (D) (any of such actions described in clauses (A) through (E) being referred to as a “Change of Recommendation”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, merger agreement or other similar agreement relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(b)) (each, an “Alternative Acquisition Agreement”). The Company acknowledges and agrees that the doing of any of the foregoing by any of its Subsidiaries or Representatives shall be deemed to be a breach by the Company of this Section 6.4(c).

(d)  Notwithstanding anything in this Section 6.4 to the contrary, prior to the time the Shareholder Approval is obtained, but not after, if the Company has received a written, bona fide proposal or offer with respect to an Acquisition Proposal that did not arise or result from a breach of Section 6.4(a), that is not withdrawn and that the Company Board determines, upon the recommendation of the Special Committee (after having received the advice of an independent financial advisor of internationally recognized reputation and independent legal counsel), in its good faith judgment constitutes a Superior Proposal, the Company Board may, upon the recommendation of the Special Committee (after having received the advice of an independent financial advisor of internationally recognized reputation and independent legal counsel), (x) make a Change of Recommendation, and/or (y) authorize the Company to terminate this Agreement pursuant to Section 8.3(b) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if the Company Board determines, upon the recommendation of the Special Committee (after having received the advice of an independent financial advisor of internationally recognized reputation and independent legal counsel), in its good faith judgment, that failure to take any such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, that the Company has (A) provided at least five (5) Business Days’ (the “Negotiation Period”) prior written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal (which notice shall include an unredacted copy of the Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto, if applicable) and indicating that the Company Board intends to take any such action, (B) during the Negotiation Period, the Company shall have negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Documents, so that such Acquisition Proposal would cease to constitute a Superior Proposal (any amendment to the terms of such Superior Proposal during the Negotiation Period shall require a new Notice of Superior Proposal of the terms of such amended Superior Proposal from the Company and an additional Negotiation Period that satisfies this Section 6.4(d), and (C) following the end of the Negotiation Period (or any additional Negotiation Period, if applicable), the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with an independent financial advisor of internationally recognized reputation and independent legal counsel), that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and that failure to take any of the actions referenced in subsection (x) or (y) herein would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(e)  Notwithstanding anything in this Section 6.4 to the contrary, prior to the time the Shareholder Approval is obtained, but not after, if the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with an independent financial advisor of internationally recognized reputation and independent legal counsel), other than in response to or in connection with an Acquisition Proposal, that failure to make a Change of Recommendation and/or terminate this Agreement pursuant to Section 8.3(c) would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee (after consultation with an independent financial advisor of internationally recognized reputation and independent legal counsel), effect a Change of Recommendation and/or terminate this Agreement pursuant to Section 8.3(c); provided, that (i) any such action is in response to an Intervening Event; (ii) the Company has (A) provided Parent at least five (5) Business Days’ prior written notice indicating that the Company Board intends to effect a Change of Recommendation and/or terminate this Agreement pursuant to Section 8.3(c), which notice shall specify in detail the basis for such Change of Recommendation and/or termination and the manner in which it intends (or may intend) to do so, and (B) negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Documents in such a manner that would obviate the need for taking such action; and (iii) following the end of such five (5)-Business Day period, the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with an independent financial advisor of internationally recognized reputation and independent legal counsel), that such adjustments proposed by Parent pursuant the foregoing clause (B) would not obviate the need for a Change of Recommendation and/or terminate this Agreement pursuant to Section 8.3(c) in response to such Intervening Event.

(f)  Nothing contained in this Section 6.4 shall be deemed to prohibit the Company from complying with its disclosure obligations under federal or state Laws of the United States of America, or other applicable Laws, with regard to an Acquisition Proposal; provided, that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Section 6.4; provided, further, that if such disclosure includes a Change of Recommendation or has the substantive effect of a Change of Recommendation, Parent shall have the right to terminate this Agreement as set forth in Section 8.4(b) (it being understood that a statement by the Company that factually describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act, shall not be deemed a Change of Recommendation).

Section 6.5  Reasonable Best Efforts.  (a)  Upon the terms and subject to the conditions of this Agreement, each party shall use its reasonable best efforts to (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Entity with jurisdiction over enforcement of any applicable Laws with respect to the transactions contemplated hereby, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (x) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Entity in connection with such filings or submissions, (y) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Entity, and (z) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry); and (ii) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated hereby, including, without limitation, employing such resources as are necessary to obtain the regulatory approvals.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, each party shall cause its respective proper officers and directors to use their reasonable best efforts to take all such action.

(b)  Each party shall, upon the reasonable request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the transactions contemplated hereby.

(c)  Each party agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Proceeding with respect to the transactions contemplated hereby, including the Merger, and to have vacated, lifted, reversed or overturned any order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated hereby, including by vigorously pursuing all available avenues of administrative and judicial appeal.

(d)  None of the Company, Parent, Merger Sub or any of their respective Affiliates shall be required under this Section 6.5 to dispose of, cause disposal of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets or to consent to any disposition of the Company’s assets or limits on the Company’s freedom of action with respect to any of its businesses, or to commit or agree to any of the foregoing, and nothing in this Section 6.5 shall authorize the Company to commit or agree to any of the foregoing to obtain any consents, approvals, permits or authorizations to remove any impediments to the Merger relating to any applicable Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to any applicable Law.  If and to the extent this Section 6.5 shall require the Company to dispose of any of its assets or limit its freedom of action with respect to any of its businesses, the Company may, with the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), expressly condition any such disposal or limitation upon the consummation of the Merger and the other transactions contemplated hereby.

Section 6.6  Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company.  Thereafter, and subject to the provisions of Section 6.4, each of Parent and the Company will consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to the transactions contemplated hereby, including, without limitation, the Merger, and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, applicable fiduciary duties or by any applicable listing agreement with or rules of a national securities exchange or interdealer quotation service or by the request of any Governmental Entity, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 6.7  Indemnification; Directors’ and Officers’ Insurance.  (a)  Parent agrees that from and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply their respective obligations to, indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any actual or threatened Proceeding, whether civil, criminal, administrative or investigative, arising out of or related to (i) any actions or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director or officer of the Company or any of its Subsidiaries, including in connection with the Merger, this Agreement or any of the transactions contemplated hereby or (ii) any actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party to the fullest extent permitted by applicable Law (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law).  The memorandum and articles of association of the Surviving Company will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the Memorandum and Articles as in effect on the date hereof, except to the extent prohibited by applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Law.

(b)  Parent or the Surviving Company shall have the right, but not the obligation, to assume and control the defense of any threatened or actual Proceeding relating to any acts or omissions covered under this Section 6.7 unless there is a conflict of interest between Parent and the Surviving Company, on the one hand, and the Indemnified Party, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual Proceeding relating to the transactions contemplated hereby); provided, that neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any such Proceeding for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent.  Each of Parent, the Surviving Company and the Indemnified Parties shall cooperate in the defense of any Proceeding and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)  For a period of six (6) years after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain the Company’s and its Subsidiaries’ existing policies of directors’ and officers’ liability insurance for the benefit of those Persons who are covered by such policies at the Effective Time (or the Surviving Company may substitute therefor policies of substantially equivalent coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to the Surviving Company not greater than 250% of the annual premium of the existing policies.  The Company may prior to the Effective Time at its option purchase, for an amount not to exceed 250% of the annual premium of the existing policies, a six (6) year “tail policy” on terms and conditions providing substantially equivalent benefits as the existing policies of directors’ and officers’ liability insurance maintained by the Company.  If such prepaid “tail policy” has been obtained by the Company prior to the Closing, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.7(c) and the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

(d)  The provisions of this Section 6.7 shall survive the consummation of the Merger and shall be binding on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries (as the case may be) and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.7.

Section 6.8  Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Company or Parent, (b) any legal Proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby, or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.9  Fees and Expenses.  Subject to Section 8.5, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses.

Section 6.10  Delisting of Securities.  Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to cause the Shares and ADSs to be (a) delisted from NYSE as promptly as practicable after the Effective Time and (b) deregistered under the Exchange Act as promptly as practicable after such delisting.

Section 6.11  Anti-takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated hereby, the parties shall use their reasonable best efforts to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute or provision in the Memorandum and Articles on the Merger and the other transactions contemplated hereby.

Section 6.12  Resignations.  To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 6.13  Participation in Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled or compromised without Parent’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

Section 6.14  Financing.  (a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to arrange and obtain the Financing on the terms and conditions described in the Financing Documents, including using reasonable best efforts to (i) negotiate and enter into the Debt Financing Agreement with respect to, and on the terms and conditions contained in, the term sheet set out in the Debt Commitment Letter as promptly as reasonably practicable after the date hereof, the terms and conditions of which shall not impose new or additional conditions, or otherwise enhance or expand upon or adversely modify the conditions to the closing of the Debt Financing contained in the Debt Commitment Letter, (ii) maintain in full force and effect the Financing Documents, (iii) satisfy on a timely basis all conditions in the Debt Financing Agreement, (iv) fully enforce its rights under the Debt Financing Agreement and (v) consummate the Financing at the Closing.  In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in any of the Financing Documents, (x) Parent shall promptly so notify the Company, and (y) each of Parent and Merger Sub shall use its reasonable best efforts to arrange and obtain promptly any such portion from alternative debt financing (the “Alternative Financing”) in an amount sufficient, when added to the portion of the Financing that is available and the Company Cash Financing, to consummate the transactions contemplated by this Agreement on terms and conditions not less favorable, taken as a whole, to Parent and Merger Sub (as determined in the reasonable judgment of Parent) than those in the Debt Commitment Letter or the Debt Financing Agreement.  Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and, if applicable, the Alternative Financing and shall deliver to the Company as promptly as practicable after such execution, true and complete copies of all Contracts or other arrangements (including fee letters), under which any such Alternative Financings is provided, except for any such Contracts or other arrangements that do not impact the conditionality of the Alternative Financing (the “Alternative Financing Agreements”).  To the extent applicable, the obligations of each of Parent and Merger Sub in clauses (ii) to (v) under this Section 6.14(a) shall apply with respect to the Alternative Financing and the Alternative Financing Agreements.

(b)  Parent shall give the Company prompt notice of (i) any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any such breach or default) by any party to any Financing Document which would or would be reasonably expected to result in any condition of the Financing Documents not to be satisfied or the termination of any Financing Document, of which, Mr. Jinsheng Ren, Parent or Merger Sub knows or becomes aware, (ii) of the receipt of any written notice or other written communication from any party to any Financing Document with respect to any alleged or potential material breach, default, termination or repudiation by any party to any Financing Document or any provisions of the Financing Document which would or would be reasonably expected to result in any condition of the Financing Documents not to be satisfied or the termination of any Financing Document, (iii) of any material dispute or disagreement between or among any parties to the Financing Documents, and (iv) if Parent or Merger Sub at any time reasonably believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by any Financing Document. As soon as reasonably practicable after the date the Company delivers to Parent or Merger Sub a written request therefor, Parent and Merger Sub shall provide notice of the circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.  Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Documents if such amendment, modification or waiver (x) reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless the Financing is increased by a corresponding amount or additional Financing is otherwise made available to fund such fees or original issue discount), or (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provisions of the Financing Documents, except for such expansion, amendment or modification that would not be expected to materially adverse to the ability of Parent or Merger Sub to obtain all or any portion of the Financing contemplated by the Financing Documents or otherwise prevent or materially delay the consummation of the transactions contemplated hereby by Parent or Merger Sub.  In connection with its obligations under this Section 6.14, Parent shall be permitted to amend, modify or replace the Financing Documents; provided, however, that the amendment, modification or replacement shall comply with this Section 6.14.  For purposes of this Section 6.14(b), references to the Financing Documents shall include Alternative Financing Agreements, if applicable.

(c)  Prior to the Closing Date, the Company shall, and shall cause each of its Subsidiaries and their respective Representatives to, use reasonable best efforts to provide Parent and Merger Sub, at Parent’s expense (such expenses to be reasonable and properly incurred), all cooperation reasonably requested by Parent in connection with the arrangement of the Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable best efforts shall include at the request of the Financing sources, (i) delivering officer’s and other certificates as reasonably required by the Financing sources, (ii) executing and delivering any pledge and security documents, commitment letters, underwriting or placement agreements or other definitive financing documents, or other ancillary documentation including certificates, legal opinions or documents as may be reasonably requested by Parent or its Representatives (including a certificate of the chief financial officer of the Company or any Subsidiary of the Company with respect to solvency matters) or otherwise facilitate the pledging of collateral, the delivery of pay-off letters and other cooperation in connection with the pay-off of the Company’s or its Subsidiaries’ existing indebtedness and release of all related Liens, provided, however, that no obligation of the Company or its Subsidiaries under any such agreement, pledge, guarantee, grant or other documentation contemplated by this clause (ii) shall be effective until at the Effective Time, (iii) taking all actions reasonably necessary to permit advisors, consultants and accountants of Parent or its Financing sources to evaluate the Company’s assets, liabilities, cash management and accounting systems, policies and procedures relating thereto for purposes of establishing collateral eligibility and values, (iv) providing Parent and the Financing sources as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as reasonably required by Parent or the Financing sources and is customary in connection with the Financing, (v) making the Company’s executive officers and other senior employees reasonably available to assist the Financing sources, (vi) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, surveys, appraisals, environmental reports and title insurance as may be reasonably requested by Parent, and (vii) taking all reasonable corporate actions, subject to the occurrence of the Closing, to permit consummation of the Financing.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing.  Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 6.14(c) or otherwise in connection with any Financing, (x) to pay any commitment or other similar fee prior to the Effective Time, (y) to incur any expense prior to the Effective Time unless such expense is reimbursed by Parent promptly after incurrence thereof, or (z) to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective, or that would otherwise subject it to actual or potential liability in connection with any Financing, prior to the Effective Time.  Nothing contained in this Section 6.14(c) or otherwise shall require the Company to be an issuer or other obligor with respect to any Financing prior to the Effective Time.

(d)  The parties hereto shall use their reasonable best efforts to cooperate with each other and to take, or cause to be taken, all actions and to do, or cause to be done (in each case, subject to applicable Law), all things necessary to ensure that, at the Closing, the aggregate amount of Available Cash shall equal or exceed the Required Available Cash Amount (the “Available Company Cash Financing”).  If any portion of the Available Company Cash Financing becomes, or is reasonably expected to be, unavailable on a timely basis as contemplated by this Section 6.14(d), the Company shall so notify Parent and Parent shall, as promptly as practicable following the occurrence of such event, use its reasonable best efforts to arrange to obtain alternative financing from alternative sources, with no recourse to the Company, in an aggregate amount sufficient, when added to any funds that are available under the Available Company Cash Financing and the Financing Documents, to consummate the transactions contemplated hereby (the “Backup Financing”), and to enter into definitive agreements with respect thereto (the “Backup Financing Documents”).  Each of Parent and Merger Sub shall keep the Company informed of all the material steps for arranging the Backup Financing, if applicable, and provide to the Company copies of the Backup Financing Documents.  Neither Parent nor Merger Sub shall agree to or permit any amendments or modification to, or grant any waivers of, any condition or other provision under the Backup Financing Documents without the prior consent of the Company.

(e)  Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing or, if applicable, the Alternative Financing and any information utilized in connection therewith, except in the event such liabilities or losses arise out of or result from the willful misconduct of the Company.

Section 6.15  Actions Taken at Direction of the Chairman; Knowledge of the Chairman.  It is agreed that Parent shall not have any right to (a) terminate this Agreement under Section 8.4(a), or (b) claim any damage or seek any other remedy at law or in equity for any breach of or inaccuracy in any representation or warranty made by the Company in Article III or any covenant or agreement of the Company under Section 5.1 to the extent (i) both (A) Mr. Jinsheng Ren and (B) Hony Capital II, L.P. or any of its Affiliates had actual knowledge of such breach of or inaccuracy in such representation or warranty as of the date hereof, or (ii) if such breach or alleged breach is the proximate result of action or inaction taken by the Company at the direction of both (A) Mr. Jinsheng Ren and (B) Hony Capital II, L.P. without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.  For the avoidance of doubt, for purposes of this Section 6.15, the Affiliates of Hony Capital II, L.P. shall not include any portfolio companies invested by Hony Capital II, L.P. or by any of its affiliated funds.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1  Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to consummate the transactions contemplated hereby are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law:

(a)  Shareholder Approval.  The Shareholder Approval shall have been obtained; and

(b)  No Injunctions or Restraints.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the transactions contemplated hereby, including the Merger (each a “Restraint”).

Section 7.2  Conditions to Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to consummate the transactions contemplated hereby is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by Parent, at or prior to the Effective Time, of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company (i) set forth in Section 3.2, Section 3.3 and Section 3.8(b)(i) shall be true and correct (except for de minimis inaccuracies in Section 3.2(a)) in all respects as of the date hereof and as of the Closing Date as if made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such date) and (ii) set forth in this Agreement (other than those Sections specifically identified in clause (i)), without giving effect to any “materiality” or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such date), except where the failure to be so true and correct would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Agreements and Covenants.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)  No Material Adverse Effect.  Since the date hereof, there shall not have occurred and be continuing any Company Material Adverse Effect.

(d)  Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the fulfillment of the conditions specified in Section 7.2(a) through Section 7.2(c).

(e)  No Dissenting Shareholders.  The holders of no more than 12.5% of the outstanding Shares shall have served notice of objection prior to the vote on the Merger at the Company Shareholders Meeting and otherwise validly exercised their dissenting right pursuant to Section 238 of the Cayman Companies Law.

Section 7.3  Conditions to Obligations of the Company.  The obligation of the Company to consummate the transactions contemplated hereby is also subject to the satisfaction or waiver (to the extent permissible under applicable Law) by the Company, at or prior to the Effective Time, of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifications therein) shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such date), except where the failure to be so true and correct would not have, or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)  Agreements and Covenants.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)  Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a designated director of Parent, certifying as to the fulfillment of the conditions specified in Section 7.3(a) and Section 7.3(b).

Section 7.4  Frustration of Closing Conditions.  Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the transactions contemplated hereby.

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

Section 8.1  Termination by Mutual Agreement.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Shareholder Approval, by mutual written consent of the Company and Parent by action of their respective boards of directors (in the case of the Company Board, acting upon the recommendation of the Special Committee).

Section 8.2  Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Company Board or the Parent Board (in the case of the Company Board, acting upon the recommendation of the Special Committee) if:

(a)  the Merger shall not have been consummated on or before the date that is twelve (12) months after the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Closing to occur by such date;

(b)  the Company Shareholders Meeting shall have been held and the Shareholder Approval shall not have been obtained at such Company Shareholders Meeting or at any adjournment or postponement thereof; or

(c)  any Restraint shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party if the issuance of such Restraint was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement.

Section 8.3  Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board (upon the recommendation of the Special Committee) if:

(a)  the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) has given rise to or would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3 and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) days following receipt of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.3(a) and the basis for such termination (or, if earlier, the Termination Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.2 not being satisfied;

(b)  prior to obtaining the Shareholder Approval if (i) the Company Board (acting upon the recommendation of the Special Committee) authorizes the Company, subject to complying with the covenants and agreements in Section 6.4(d), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal and (iii) immediately prior to or substantially concurrently with such termination the Company pays to Parent in immediately available funds the Termination Fee required to be paid pursuant to Section 8.5(b);

(c)  prior to obtaining the Shareholder Approval if (i) the Company Board (acting upon the recommendation of the Special Committee) has effected a Change of Recommendation and authorized termination of this Agreement pursuant to Section 6.4(e) and (ii) immediately prior to such termination the Company pays to Parent in immediately available funds the Termination Fee required to be paid pursuant to Section 8.5(b); or

(d)  (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to their satisfaction or waiver by the party having the benefit thereof) have been satisfied, (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 and (iii) the Merger shall not have been consummated within five (5) Business Days after the delivery of such notice.

Section 8.4  Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)  the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) has given rise or would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.4(a) and the basis for such termination (or, if earlier, the Termination Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if it or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.3 not being satisfied; or

(b)  the Company Board, whether or not permitted to do so by this Agreement, shall have (i) failed to include the Company Board Recommendation in the Proxy Statement, or effected a Change of Recommendation, or resolved to take any such action; (ii) authorized the Company to enter into an Alternative Acquisition Agreement; or (iii) failed to hold the Company Shareholder Meeting pursuant to Section 6.2 before ten (10) Business Days prior to the Termination Date unless such failure is caused by a material breach by Parent or Merger Sub of its covenants or other agreements hereunder.

Section 8.5  Effect of Termination and Abandonment.  (a)  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, written notice thereof shall be given to the other parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall become void and of no effect with no liability on the part of any party (or of any of its Subsidiaries or their respective Representatives), except (i) with respect to this Section 8.5, Section 6.6 (Public Announcements), Section 6.9 (Fees and Expenses), Section 9.2 (Entire Agreement; Assignment), Section 9.3 (Notices), Section 9.4Section 9.4 (Governing Law; Jurisdiction), Section 9.5 (No Third Party Beneficiaries) and Section 9.8 (Confidentiality), which shall remain in full force and effect and (ii) subject to Section 8.5(e), nothing in this Section 8.5 shall relieve any party from liability for any willful or intentional breach of, or fraud in connection with, this Agreement.

(b)  In the event that (i) this Agreement is terminated by Parent pursuant to Section 8.4(a) or Section 8.4(b), (ii) this Agreement is terminated by the Company pursuant to Section 8.3(b) or Section 8.3(c), or (iii) if (A) an Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn) after the date hereof and prior to the Company Shareholders Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.2(a) or Section 8.2(b), and (C) at any time prior to the date that is twelve (12) months after the date of such termination, the Company enters into any definitive acquisition agreement or other definitive agreement providing for an Acquisition Proposal (whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)); provided, that for purposes of this Section 8.5(b) (iii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”, then the Company shall (x) in the case of clause (i) above, within five (5) Business Days after the date of such termination, (y) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination (pursuant to Section 8.3(b)) or immediately prior to such termination (pursuant to Section 8.3(c)), or (z) in the case of clause (iii) above, on the date such definitive agreement is signed, pay or cause to be paid to Parent or its designee a termination fee of US$1,500,000 (the “Company Termination Fee”), in each case, by wire transfer of same day funds to one or more accounts designated in writing by Parent.  In the event that Parent or its designee shall receive full payment of the Company Termination Fee pursuant to this Section 8.5(b), the receipt of such Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any other Person arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any other Person shall be entitled to bring or maintain any Proceeding against any Company Related Party arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.5(b) shall limit the rights of Parent and Merger Sub under Section 9.7.  In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.  For the avoidance of doubt, subject to Section 9.7, the right of Parent and its designees to receive payment from the Company of the Company Termination Fee referred to in this Section 8.5(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination.  The provisions of this Section 8.5(b) are intended to be for the benefit of, and shall be enforceable by, each Company Related Party.

(c)  In the event that the Company terminates this Agreement pursuant to Section 8.3(a) or Section 8.3(d), then Parent shall pay or cause to be paid to the Company a termination fee in an amount equal to US$3,000,000 (the “Parent Termination Fee”), within five (5) Business Days after the date of such termination by wire transfer of same day funds to one or more accounts designated in writing by the Company.  In the event that the Company or its designee shall receive the Parent Termination Fee pursuant to this Section 8.5(c), the receipt of such Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any Proceeding against any Parent Related Party arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination, provided, however, that nothing in this Section 8.5(c) shall limit the rights of the Company under Section 9.7.  In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.  For the avoidance of doubt, subject to Section 9.7, the right of the Company and its designees to receive the Parent Termination Fee shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination.  The provisions of this Section 8.5(c) are intended to be for the benefit of, and shall be enforceable by, each Parent Related Party.

(d)  In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.5, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to 5% plus the prime rate published in The Wall Street Journal in effect on the date such payment was required to be made.  Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)  Each party acknowledges that (i) the agreements contained in this Section 8.5 are an integral part of the transactions contemplated hereby, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.5(b) or Section 8.5(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 8.5, the parties would not have entered into this Agreement.

Section 8.6  Amendment.  This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after the Shareholder Approval having been obtained but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable Law without such approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

Section 8.7  Extension; Waiver.  At any time prior to the Effective Time, any party may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance with any of the agreements or conditions of the other parties contained in this Agreement; provided, however, that after the Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption having been obtained.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

Section 9.1  Nonsurvival of Representations and Warranties.  None of the representations, warranties, covenants and agreements in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time, except for those covenants and agreements contained in this Article IX, the agreements of the Company, Parent and Merger Sub contained in Articles I and II and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time.

Section 9.2  Entire Agreement; Assignment.  (a)  This Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule and other exhibits and annexes hereto), together with the Financing Documents (and if applicable, the Backup Financing Documents) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b)  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations.  Any assignment in violation of the preceding sentence shall be void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.3  Notices.  All notices, requests, claims, demands, instructions and other documents to be given under this Agreement shall be in writing and shall be deemed to be duly given if delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed) or overnight courier (with proof of delivery) to a party at the following address for such party:

if to Parent or to Merger Sub, to:

No. 699-18 Xuan Wu Avenue

Xuan Wu District
Nanjing, Jiangsu Province 210042

The People’s Republic of China
Attention: Mr. Weidong Ren

Facsimile: +86 25 8555 6666

and

Hony Capital Limited

Suite 2701, One Exchange Square

Central, Hong Kong

Attention: Ms. Maggie Zheng

Facsimile: +852 3961 9700

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

23rd Floor, Twin Towers West

B-12 Jianguomenwai Da Jie

Chaoyang District

Beijing 100022, China

Attention: Ling Huang, Esq. and W. Clayton Johnson, Esq.

Facsimile: +852 2160 1087; +852 2160 1086

Email: lhuang@cgsh.com; cjohnson@cgsh.com

if to the Company, to:

No. 699-18 Xuan Wu Avenue

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

Attention: Yushan Wan, Acting Chief Financial Officer

Facsimile: +86 25 8547 7666

Email: wanyushan@simcere.com

with a copy to:

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark, 15 Queen’s Road Central

Hong Kong

Attention: Paul Strecker, Esq.

Telephone: +852 2978 8038

Facsimile: +852 2140 0338

E-mail: paul.strecker@shearman.com

Section 9.4  Governing Law; Jurisdiction.  (a)  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the choice of Law principles thereof.  Notwithstanding the forgoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands and relating to the fiduciary duties of the board of directors, internal corporate affairs of Parent, Merger Sub and the Surviving Company, the Merger and exercise of any dissenter’s rights with respect to the Merger shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)  Subject to the last sentence of this Section 9.4(b), any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration.  The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”).  The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules.  Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.  Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).  The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.  Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets.  For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.5  No Third Party Beneficiaries.  Except as expressly set forth in Section 6.7 and Section 8.5, this Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.6  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.7  Specific Performance.  (a)  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by any party.  It is accordingly agreed that each of the parties shall be entitled to an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.  Each party hereby waives (i) any defense in any action for specific performance that a remedy at law would be adequate, and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

(b)  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.  In seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, no party shall be required to provide any bond or other security in connection with any such order or injunction.  Until such time as Parent pays the Parent Termination Fee, the remedies available to the Company pursuant to this Section 9.7 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.5.  For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both (A) a grant of injunction, specific performance or other equitable relief under this Section 9.7 that results in a Closing and (B) monetary damages, including all or any portion of the Parent Termination Fee.  Until such time as the Company pays the Termination Fee, the remedies available to each of Parent and Merger Sub pursuant to this Section 9.7 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Termination Fee under Section 8.5.  For the avoidance of doubt, (i) under no circumstances will the Company be entitled to monetary damages in excess of the aggregate amount of (x) the Parent Termination Fee, and (y) any reimbursement obligation of Parent pursuant to the first sentence of Section 8.5(d) and the indemnification, reimbursement and expense obligations contained in Section 6.14(d), and (ii) under no circumstances will Parent or Merger Sub be entitled to monetary damages in excess of the aggregate amount of (x) the Company Termination Fee, and (y) any reimbursement obligation of the Company pursuant to the first sentence of Section 8.5(d).

(c)  This Section 9.7 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Document (including the expiration or termination provisions thereof).

Section 9.8  Confidentiality.  (a)  Prior to and during the term of this Agreement, each party has disclosed or may disclose to the other party Confidential Information. Subject to Section 9.8(b), unless otherwise agreed to in writing by the disclosing party, the receiving party shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than the receiving party’s Representatives or, in the case of Parent as the receiving party, its Financing sources and their respective Representatives, in each case, (A) who are actively and directly participating in the consummation of the transactions contemplated hereby or who otherwise need to know the Confidential Information for the transactions contemplated hereby and (B) whom the receiving party will cause to observe the terms of this Section 9.8, and (ii) not to use Confidential Information for any purpose other than in connection with transactions contemplated hereby.  Each party acknowledges that such party shall be responsible for any breach of the terms of this Section 9.8 by such party or its Representatives and each party agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b)  In the event that the receiving party or any of its Representatives or, in the case of Parent as the receiving party, its Financing sources and their respective Representatives, is requested pursuant to, or required by, Law to disclose any the Confidential Information, the receiving party will provide the disclosing party with prompt notice of such request or requirement in order to enable the disclosing party to seek an appropriate protective order or other remedy (and if the disclosing party seeks such an order, the receiving party will provide such cooperation as the disclosing party shall reasonably request), to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 9.8.  In the event that such protective order or other remedy is not obtained, or the disclosing party waives compliance, in whole or in part, with the terms of this Section 9.8, the receiving party or its Representative will disclose only that portion of the Confidential Information that the receiving party is advised by counsel is legally required to be disclosed and will use such disclosing party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

Section 9.9  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.10  Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.11  Interpretation.  (a)  The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, Sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.

(b)  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.12  Definitions.

(a)  “Acceptable Confidentiality Agreement” means an executed confidentiality agreement between the Company and a Person who has made an Acquisition Proposal satisfying the requirements of Section 6.4(b), which contains terms at least as restrictive with respect to such Person as those contained in Section 9.8 with respect to Parent and containing standstill obligations of such Person in reasonable customary form.

(b)  “Acquisition Proposal” means any proposal or offer by any Person regarding any of the following (other than the transactions contemplated hereby): (i) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole); (ii) any sale, lease, license, exchange, transfer, other disposition, or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or business of the Company and its Subsidiaries that constitute or represent 20% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) beneficially owning 20% or more of any class of equity securities of the Company.

(c)  “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural person, any member of the immediate family of such natural person.

(d)  “Anti-Corruption Laws” means any anti-corruption Law, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, applicable to the Company and its Subsidiaries.

(e)  “Available Company Cash” means cash of the Company in US dollars in a US dollar denominated bank account of the Company opened at a bank outside of the PRC, net of issued but uncleared checks and drafts, available free of any Liens at the Effective Time for use by Parent and Merger Sub as a source of funds to pay the Per Share Merger Consideration for all Shares other than the Rollover Shares and for Parent and Merger Sub to pay the fees and expenses payable by them in connection with the transactions contemplated hereby.

(f)  “beneficial ownership” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

(g)  “Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, the Cayman Islands, Hong Kong or Beijing, China are required or authorized to close.

(h)  “Code” means the United States Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder.

(i)  “Company Material Adverse Effect” means any fact, event, circumstance, change, condition, effect or development that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects and developments, is or would reasonably be expected to have a materially adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, no facts, circumstances, events, changes, conditions, effects or developments arising out of, relating to or resulting from any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (i) changes in GAAP or accounting standards or the interpretation or enforcement thereof after the date of this Agreement or prospective changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries, (ii) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates, (iii) changes in general economic, political or financial, credit or securities market conditions, including changes in interest rates, foreign exchange rates and sovereign credit ratings, in the PRC, the United States or any other country or region in which the Company or any of its Subsidiaries has material business operations, (iv) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters, (v) any change in the price or trading volume of the ADSs (it being understood that any underlying cause contributing to such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Effect has occurred or is reasonably expected to occur), (vi) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets of revenue, earnings, cash flow or cash position (it being understood that any underlying cause contributing to such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur), (vii) the public disclosure or announcement of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby, or (viii) any action taken by the Company or any of its Subsidiaries required by this Agreement, or at Parent’s written request or upon Parent’s advance written consent; provided, further, that any change, effect or occurrence described in the case of the foregoing clauses (i), (ii), (iii) and (iv) shall be taken into account to the extent the impact of any such change, effect or occurrence is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies in the same industry and country in which the Company and its Subsidiaries operate.

(j)  “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).

(k)  “Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one party or any of its Affiliates to the other party or any of its Affiliates, concerning the disclosing party’s business, financial condition, proprietary technology, research and development and other confidential matters, including without limitation, any confidential or proprietary information provided under or in connection with this Agreement, but shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in violation of the Section 9.8 or other obligation of confidentiality, (ii) was available to the receiving party on a non-confidential basis prior to its disclosure by the disclosing party or the disclosing party’s Representatives, or (iii) becomes available to the receiving party on a non-confidential basis from a Person (other than the disclosing party or the disclosing party’s Representatives) who is not prohibited from disclosing such information to the receiving party by a legal, contractual or fiduciary obligation to the disclosing party or any of the disclosing party’s Representatives.

(l)  “Depositary” means Bank of New York Mellon.

(m)  “Deposit Agreement” means the deposit agreement dated April 19, 2007, by and between the Company and Bank of New York Mellon, as amended.

(n)  “Employees” means, with respect to the Company and its Subsidiaries, their respective directors, officers, employees, consultants, agents, and independent contractors providing individual services to the Company or any of its Subsidiaries.

(o)  “Expenses” means all out-of-pocket fees and expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers and other financial institutions, experts, financing sources and consultants to a party and its Affiliates) incurred or accrued by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement and the Schedule 13E-3 and the mailing of the Proxy Statement, the solicitation of Shareholder Approval, the filing of any required notices under applicable Law and all other matters related to the closing of the transactions contemplated hereby.  For the avoidance of doubt, the Expenses of Parent or Merger Sub shall include all fees and expenses incurred or accrued by Parent or Merger Sub in connection with the Financing.

(p)  “Governmental Entity” means any federal, state, local, foreign, supranational, national, provincial or other governmental, regulatory, self-regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body.

(q)  “Hazardous Material” means any substance, material or waste which is regulated, classified or otherwise characterized as hazardous, toxic, pollutant, contaminant or words of similar meaning or regulatory effect by any Governmental Entity, and includes, without limitation, petroleum, petroleum by-products and wastes, asbestos and polychlorinated biphenyls.

(r)  “Insolvent” means, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such Person has unreasonably small capital with which to conduct the business as now conducted and is proposed to be conducted.

(s)  “Intellectual Property” means (i) all trademarks, service marks, logos, trade names, trade dress and corporate names and other source identifiers, together with the goodwill associated with the foregoing, (ii) all patents and other patent rights, designs and copyrights, including copyrights in computer software, (iii) trade secrets and confidential information and proprietary rights in inventions, works, discoveries, innovation, know-how and other forms of technology, (iv) domain names, and (v) any and all registrations, applications, recordings, licenses, common law rights, statutory rights, contractual rights and renewals or extensions relating to any of the foregoing.

(t)  “Intervening Event” means any fact, event, change, development or set of circumstances material to the financial condition or prospects of the Company and its Subsidiaries, taken as a whole (other than any event or circumstance resulting from a breach of this Agreement by the Company or any of its Subsidiaries), occurring after the date of this Agreement, not known to the Special Committee as of or prior to the date of this Agreement and as a result of which the Special Committee (after consultation with an independent financial advisor of internationally recognized reputation) determines that the Per Share Merger Consideration and the Per ADS Merger Consideration is no longer fair, from a financial point of view.

(u)  “IRS” means the United States Internal Revenue Service.

(v)  “knows” or “knowledge” means, with respect to the Company, the knowledge, after due inquiry, of any of the following individuals: Yehong Zhang, Yushan Wan, Jindong Zhou, Xiaojin Yin, Jialun Tian, Quanfu Feng, Peng Wang, Haibo Qian, Jie Liu D’Elia, Alan Au and Guoqiang Lin, and with respect to any other party hereto, the knowledge of any officer or director of such party after due inquiry.

(w)  “Law” means any United States federal, state or local or non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, decree, treaty provision, judgment and governmental guidelines or interpretations having the force of law, and orders issued, enacted or put into effect by any Governmental Entity.

(x)  “Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

(y)  “Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Entity.

(z)  “Parent Material Adverse Effect” means any fact, event, circumstance, change, condition, effect or development that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, would or would be reasonably expected to prevent, materially impede or materially delay the consummation by Parent or Merger Sub of the transactions contemplated hereby, including the Merger.

(aa)  “Parent Related Party” means Parent, Merger Sub, the equity providers and lenders that are parties to the Financing Documents, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates (excluding any Company Related Party).

(bb)  “Permitted Liens” means for (i) Liens that have been incurred or suffered in the ordinary course of business and that are not reasonably likely to have a Company Material Adverse Effect, (ii) Liens for the payment of Taxes, the payment of which is neither delinquent nor subject to penalties, except where contested in good faith, (iii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of the Company so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or Law, (iv) Liens imposed by applicable Law, (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, or (vi) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date of this Agreement.

(cc)  “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust, an unincorporated organization, or any other entity or group (as such term is defined in Section 13 of the Exchange Act).

(dd)  “PRC” means the People’s Republic of China and for purposes of this Agreement, excluding Hong Kong, Macao and Taiwan.

(ee)  “Release” means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment, or into or out of any property owned, operated or leased by the applicable party or its Subsidiaries.

(ff)  “Remedial Action” means all actions, including, without limitation, any capital expenditures, required by a Governmental Entity or required under or taken pursuant to any Environmental Law, or voluntarily undertaken to (A) clean up, remove, treat, or in any other way, ameliorate or address any Hazardous Materials or other substance in the indoor or outdoor environment; (B) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public health or welfare of the indoor or outdoor environment; (C) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or (D) bring the applicable party into compliance with any Environmental Law.

(gg)  “Representatives” of a Person includes its officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives.

(hh)  “Required Available Cash Amount” means US$39,000,000.

(ii)  “Subsidiary” of a Person means any entity in which such Person owns, directly or indirectly, at least a majority of share capital, holds at least a majority of equity or similar interest, or controls, directly or indirectly, through contractual agreements and includes, where applicable, any subsidiary of such Person formed or acquired after the date hereof.

(jj)  “Superior Proposal” means an unsolicited, written Acquisition Proposal that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with an independent financial advisor of internationally recognized reputation and independent legal counsel), to be (i) more favorable, including from a financial point of view, to the Company and the Company’s shareholders (other than the Rollover Holders) than the transactions contemplated hereby (including any revisions to the terms of this Agreement made or proposed in writing by Parent pursuant to Section 6.4(d)) or otherwise prior to the time of determination), and (ii) reasonably likely to be consummated in accordance with its terms, taking into consideration all legal, financial, regulatory and other aspects of the proposal, shareholder litigation, and the identity of the Person making the Acquisition Proposal; provided, that, for purposes of the definition of “Superior Proposal”, each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “50%”.

(kk)  “Tax Returns” means all federal, state, local, provincial and foreign returns, declarations, statements, claims, reports, schedules, forms or other information (including any amendments) filed or required to be filed with any Governmental Entity, with respect to Taxes.

(ll)  “Tax” or “Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts, assessments and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, share capital, payroll, employment, environmental, social security, severance, workers’ compensation, unemployment compensation or net worth; (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (c) license, registration and documentation fees; (d) real and personal property taxes; and (e) customs duties, tariffs, and other similar charges.

[signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Simcere Holding Limited

	By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Simcere Acquisition Limited

	By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Simcere Pharmaceutical Group

_	By:	/s/ Alan Au
Name: Alan Au
Title: Director and Chairman of the Special Committee

Merger Agreement

Signature Page

Appendix I

Form of Plan of Merger

Appendix II

Rollover Shares